As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement pursuant to Section 14(d) (1) or 13(e) (1)

of the Securities Exchange Act of 1934

DRDGOLD Limited

(Name of Subject Company)

DRDGOLD Limited

(Name of Filing Person — Offeror)

6% Senior Convertible Notes due 2006

(Title of Class of Securities)

CUSIP No. 266597AA1

CUSIP No. 266597AB9

Common Code 015754486

(CUSIP Number of Class of Securities)

D.J. Pretorius, Esq.

EBSCO House 4

DRDGOLD Limited

299 Pendoring Avenue

Randburg, 2195

South Africa

Telephone: +27 11 219 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communication on Behalf of Filing Persons)

Copies to:

Richard Ely, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

England

+44 20 7519 7171

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$66,000,000	$7,062***

*	Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount of 6% Senior Convertible Notes due 2006 of DRDGOLD Limited for newly-issued 6% Senior Convertible Notes due 2010.

**	The amount of the filing fee, calculated in accordance with Section 13(e)(1) of the Securities Exchange Act of 1934 equals $107.00 for each $1,000,000 of the value of the transaction.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable            Filing Party: Not applicable

Form or Registration No: Not applicable            Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 19, 2006 by DRDGOLD Limited, a public company incorporated under the laws of South Africa (the “Company”), relating to the offer to exchange (the “Exchange Offer”) $1,000 principal amount of the Company’s 6% Senior Convertible Notes due 2010 (the “New Notes”) for each $1,000 principal amount of validly tendered and accepted outstanding 6% Senior Convertible Notes due 2006 of the Company (the “Old Notes”). The Exchange Offer is made upon the terms and subject to the conditions contained in the amended and restated offering memorandum dated June 30, 2006 (as may be further amended or supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated by reference in the Schedule TO, as amended hereby. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet

(a) The expiration date set forth in the Summary Term Sheet has been changed from 5:00 p.m. New York City time, on July 17, 2006 to 12:00 midnight New York City time, on July 18, 2006. Accordingly, the first sentence of the answer to the question “When will the Exchange Offer expire?” has been revised to read as follows:

“The Exchange Offer will expire at 12:00 midnight New York City time on July 18, 2006, unless extended.”

The answer to the question “May you withdraw your tender of Old Notes?” has been revised to read as follows:

“Yes. You may withdraw any tendered Old Notes at any time prior to 12:00 midnight New York City time on the Expiration Date.”

(b) The second sentence of the answer to the question “Has the board of directors or any committee of the board of directors adopted a position on the Exchange Offer?” has been revised, such that “urge” is replaced by “recommend”, to read as follows:

“In making your decision, we recommend that you carefully read this document and the other documents to which we refer you in their entirety, including the discussions of risks and uncertainties set forth in ‘Risk Factors.’”

Item 3. Identity and Background of Filing Person

(a) Item 3 of the Schedule TO is hereby amended and supplemented by the following information, which has been added to the Offering Memorandum:

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names and offices held by the directors and executive officers of the Company. The business address of each of the executive officers and directors of the Company is EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa, 2195. The telephone number at such office is (+27 11) 219-8700.

Name	Office
Mark Michael Wellesley-Wood	Chief Executive Officer and Director
John William Cornelius Sayers	Chief Financial Officer and Director
Geoffrey Charles Campbell	Non-Executive Chairman
Robert Peter Hume	Non-Executive Director
Douglas John Meldrum Blackmur	Non-Executive Director
James Turk	Non-Executive Director
Daniel Johannes Pretorius	Group Legal Counsel
Ilja David Graulich	Strategic Development Officer
Andrew Norman Weir	General Manager Human Resources
Themba John Gwebu	Group Company Secretary

Executive Directors

Mark Michael Wellesley-Wood (54) Chief Executive Officer. Mr. M.M. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. M.M. Wellesley-Wood resigned as Chief Executive Officer and was appointed Executive Chairman on December 19, 2003. In February 2005, when Dr Paseka Ncholo was appointed as Non Executive Chairman, Mr. Wellesley-Wood resumed his role as Chief Executive Officer. (Geoffrey Charles Campbell succeeded Dr. Ncholo, who resigned as Non-Executive Chairman in November 2005.) He holds a degree in Mining Engineering from the Royal School of Mines, Imperial College, London and a Post Graduate Business Studies from London Metropolitan University. He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the Stock Exchange in London, a Fellow of the Securities Institute and a Member of the Society of Investment Professionals. Mr. M.M. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. M.M. Wellesley-Wood is also a director of WCS Limited and Emperor Mines Limited. He was Chairman of the Unwins Wine Group Limited from December 2001 to December 2003. On August 3, 2004, he was appointed as the Managing Director of Emperor Mines Limited. He resigned from Emperor Mines Limited on June 26, 2006.

John William Cornelius Sayers (60) Chief Financial Officer. Mr. J.W.C. Sayers was appointed as Chief Financial Officer on September 5, 2005. Mr. J.W.C. Sayers has almost 40 years’ financial experience, most recently as Financial Director of Nampak Limited, from 1996 to 2004, and immediately prior to that, as Financial Director of Altron Limited, from 1989 to 1996. Mr. Sayers, who has an honours degree in econometrics and statistics, qualified as a chartered accountant in both England and South Africa.

Non-Executive Directors

Geoffrey Charles Campbell (45) Non-Executive Chairman. Mr. G.C. Campbell was appointed as Non-Executive Director in 2002 and as Senior Independent Non-Executive Director on December 19, 2003. Mr. G.C. Campbell is a qualified geologist and started his professional career working on gold mines in Wales and Canada. In 1986 he joined Sheppards Stockbrokers in London as a mining analyst. In 1988 he joined the Australian stockbrokers, Ord Minnett, and spent some time working for its sister company, Fleming Martin, in New York, as a senior research analyst. In 1995 Mr. G.C. Campbell joined Merrill Lynch Investment Managers to run the Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers, responsible for coordinating investment research across the entire group. Mr. G.C. Campbell is currently the managing director of Boatlaunch Limited and also a director of Oxford Abstracts. Mr. G.C. Campbell was appointed as Non-Executive Chairman with effect from October 25, 2005. On June 26, 2006, he was appointed Non-Executive chairman of Emperor Mines Limited.

Robert Peter Hume (65). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. Mr. R.P. Hume has 41 years’ experience in the auditing field of which the last 18 years were as a partner in the firm KPMG at its East London (South Africa) office. Since retirement in 1999, he spent five years as an investment manager at Sasfin Frankel Pollak in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Douglas John Meldrum Blackmur (62). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in October 2003 and as Senior Independent Non-Executive Director on October 25, 2005. Professor D.J.M. Blackmur holds a doctorate in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in management, regulation, industrial relations and universities, including positions held at Shell Australia, the University of Queensland, the Queensland University of Technology, the Canberra Institute of Technology, New Zealand Qualifications Authority and the University of the Western Cape. He currently holds the position of Standard Bank Professor of Management at the University of the Western Cape.

James Turk (58). Mr. J. Turk was appointed as a Non-Executive Director in October 2004. Mr. J. Turk is the founder and a director of G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. He has specialized in international banking, finance and investments since graduating in 1969 from George Washington University with a B.A. degree in International Economics. He began his business career with The Chase Manhattan Bank (now J.P. Morgan Chase). In 1980 he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to be appointed Manager of the Commodity Department of the Abu Dhabi Investment Authority. In this position he was responsible for developing and implementing the investment strategies for the Authority’s portfolio of precious metals. Since resigning from this position in 1987, he has written “The Freemarket Gold and Money Report”, an investment newsletter and has been the author of several books on money and banking.

Senior Executives

Daniel Johannes Pretorius (39) Group Legal Counsel. Mr. D.J. Pretorius (B.Proc, LLB) was appointed Legal Advisor in May 2003 and as Group Legal Counsel in February 2004. Mr. D.J. Pretorius is an attorney admitted in the High Court of South Africa, and has 12 years’ legal experience in the mining industry, 9 years of which were in private practice. Mr. D.J. Pretorius is a director of Rand Refinery Limited.

Ilja David Graulich (33) Strategic Development Officer. Mr. I.D. Graulich was appointed General Manager Investor Relations for DRDGOLD Limited in February 2003 and Strategic Development Officer in January 2006. Mr. I.D. Graulich is a former financial journalist and has 6 years’ experience across a number of media sectors including as mining editor of a pre-eminent South African financial newspaper. Mr. I.D. Graulich is an alternate director of Rand Refinery Limited, G. M. Network Limited (GoldMoney.com) and Net-Gold Services Limited. He was appointed Non-Executive director of GM Network and Net –Gold Services Limited in December 2005. On June 26, 2006, he was appointed Non-Executive director of Emperor Mines Limited.

Andrew Norman Weir (42) General Manager Human Resources. Mr. A.N. Weir, holds a B.Soc.Sci degree and diploma in advanced labor law. Mr. A.N. Weir was appointed General Manager Human Resources in April 2005 and has 17 years’ experience in the mining industry.

Themba John Gwebu (41) Group Company Secretary. Mr. T.J. Gwebu (B Juris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to his current position of Company Secretary in April 2005.

Item 4. Terms of the Transaction

(a) The expiration date set forth on the cover page of the Offering Memorandum has been changed from “5:00 p.m. New York City time, on July 17, 2006” to “12:00 midnight New York City time, on July 18, 2006”.

All references in the Offering Memorandum to “5:00 p.m. New York City time, on July 17, 2006” and “5:00 p.m. New York City time, on the Expiration Date” have been changed to “12:00 midnight New York City time, on July 18, 2006” or “12:00 midnight New York City time, on the Expiration Date”, as the case may be.

(b) The sentence “We reserve the right to extend or terminate the Exchange Offer, in our sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offer in any respect” has been removed from the third paragraph of the cover page of the Offering Memorandum, and the following sentences have been inserted:

“We reserve the right to extend or amend the Exchange Offer in our sole discretion. We may terminate the Exchange Offer if any of the conditions listed in the “The Exchange Offer — Conditions” occur, and the occurrence thereof has not been waived by us in our sole discretion.”

The sentence “We reserve the right to extend or terminate the Exchange Offer, in our sole discretion, and to otherwise amend the Exchange Offer in any respect” has been removed from the sixth paragraph in the Offering Memorandum.

The third paragraph in the section “The Exchange Offer — Expiration Date; Extensions; Amendments; Termination” has been revised to read:

“We reserve the right, in our sole discretion, to (1) delay acceptance of any Old Notes, (2) extend the Exchange Offer, (3) terminate the Exchange Offer if any of the conditions listed in “— Conditions” occur or (4) amend the Exchange Offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by oral or written notice thereof to the exchange agent.”

Item 10. Financial Statements

(a) Item 10 of the Schedule TO is hereby amended and supplemented by the following information, which has been added to the Offering Memorandum:

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes included in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005 and our IFRS Report to Shareholders for the six months ended December 31, 2005, submitted to the Commission under cover of a Form 6-K on February 23, 2006, (as amended by our release dated 22 March 2005, submitted to the Commission under cover of a Form 6-K on March 23, 2006), in each case incorporated by reference in this offering memorandum. The summary consolidated income statement information for the fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003, and the summary consolidated balance sheet information as of June 30, 2005, June 30, 2004 and June 30, 2003 are derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended June 30, 2005, which is incorporated by reference in this offering memorandum. The summary consolidated income statement information for the six months ended December 31, 2005 and December

31, 2004 and the summary consolidated balance sheet information as of December 31, 2005 are derived from our unaudited consolidated financial statements included in our report on Form 6-K on June 9, 2006, which is incorporated by reference into this offering memorandum. The unaudited financial information includes all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Summary Consolidated Financial Data

(in thousands, except share, per share and per ounce data)

	Six months ended December 31,		Year ended June 30,
	2005[2]	2004[2]	2005	20041 2	20031 2
				(as restated)	(as restated)
	$’000	$’000	$’000	$’000	$’000
Consolidated Statement of Operations Data
Revenues	95,638	92,931	183,609	183,254	109,419
Production costs	(80,093)	(72,451)	(136,520)	(143,026)	(90,761)
Net operating (loss)/income	(9,155)	(2,802)	6,597	(16,110)	47,237
(Loss)/profit from continuing operations before tax and other items	(8,696)	(3,001)	(11,155)	(11,882)	59,406
Income and mining tax expense	(116)	(7,519)	(5,762)	(14,230)	(15,830)
Equity in loss from associates	(12,213)	(2,400)	(20,511)	(11,975)	(6,867)
Minority interest	186	(9)	(2)	(7)	—
Net (loss)/profit from continuing operations applicable to common stockholders	(20,839)	(12,929)	(37,430)	(38,094)	36,709
Loss from discontinued operation	(957)	(48,881)	(44,359)	(20,804)	(22,577)
Net (loss)/profit applicable to common stockholders	(21,796)	(61,810)	(81,789)	(58,898)	13,959
Basic (loss)/profit per share – continuing operations (cents)	(7)	(5)	(15)	(17)	20
Basic loss per share - discontinued operation (cents)	—	(20)	(17)	(10)	(12)
Basic (loss)/profit per share (cents)	(7)	(25)	(32)	(27)	8
Diluted loss per share - continuing operations (cents)	(7)	(5)	(15)	(17)	18
Diluted (loss)/profit per share (cents) - discontinued operation	—	(20)	(17)	(10)	(12)
Diluted (loss)/profit per share (cents)	(7)	(25)	(32)	(27)	6

	As at December 31,	As at June 30,
	2005	2005	20041 2	20031 2
			(as restated)	(as restated)
	$’000	$’000	$’000	$’000
Consolidated Balance Sheet Data
Cash and cash equivalents	21,721	36,085	22,453	44,423
Total assets	272,791	238,257	282,735	207,335
Total liabilities	(196,191)	(158,330)	(200,194)	(197,145)
Long-term loans	(4,717)	(69,314)	(59,865)	(63,149)
Stockholders’ (equity)/deficit	(72,109)	(79,053)	(81,612)	(10,190)
Total liabilities and stockholders’ equity	(272,791)	(238,257)	(282,735)	(207,335)
Number of ordinary shares issued as at June 30 (December 31)	308,086,126	296,206,048	233,307,667	184,222,073
Number of cumulative preference shares issued as at June 30 (December 31)	5,000,000	5,000,000	5,000,000	5,000,000
Book value per share[3]	$0.23	$0.27	$0.35	$0.06

	Six months ended December 31,		Year ended June 30,
	2005[2]	2004[2]	2005	20041 2	20031 2
				(as restated)	(as restated)
	$’000	$’000	$’000	$’000	$’000
Non-US GAAP Financial Data
Working capital	(78,147)	(33,280)	11,597	(24,993)	2,419
Cash costs per ounce[4] - continuing operations	424	332	315	307	275
Cash costs per ounce[4] – discontinued operation	—	464	504	393	312
Cash costs per ounce[4]	424	386	374	343	297
Total costs per ounce[5] – continuing operations	547	432	449	418	151
Total costs per ounce[5] – discontinued operation	—	738	630	441	321
Total costs per ounce[5]	552	557	506	428	250

1	The selected consolidated financial data for fiscal 2004 and 2003 has been restated for the equity method of accounting of our investment in Emperor Mines Limited.
2	The selected consolidated financial data for fiscal 2004 and 2003 has been restated for the disclosure of Buffelsfontein Gold Mines Limited as a discontinued operation.
3	Book value per share is calculated by dividing the sum of outstanding ordinary shares into consolidated shareholders’ equity.
4	Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: “Operating Results” in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005, which is incorporated by reference in this offering memorandum.
5	Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: “Operating Results” in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005, which is incorporated by reference in this offering memorandum.

(b) The following sentence has been added to the end of the last paragraph in the “Ratio of Earnings to Fixed Charges” section of the Offering Memorandum:

“The issuance of the New Notes in exchange for the Old Notes in the Exchange Offer will not affect the ratio of our earnings to fixed charges on a pro forma basis.”

Item 11. Additional Information

(a) The information set forth under “Cautionary Statement Governing Forward – Looking Statements” in the Offering Memorandum is amended and supplemented by deleting the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995” from the end of the first sentence of the first paragraph of page 6 in the Offering Memorandum.

The sentence “We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering memorandum or to reflect the occurrence of unanticipated events.” has been deleted from the last paragraph of the section “Cautionary Statement Governing Forward – Looking Statements” in the Offering Memorandum.

(b) The information set forth under “Certain United Income Tax Considerations” is amended by the deletion of the phrase “is included herein solely for information purposes” from the first sentence of the first paragraph of such section.

The legend referring to Treasury Department Circular 230 has been deleted.

All references to “Certain Income Tax Considerations” have been changed to “Material Income Tax Considerations” and all references to “Certain U.S. Federal Income Tax Considerations” have been changed to “Material U.S. Federal Income Tax Considerations”.

All references in the Offering Memorandum which “urge” holders to consult with their tax advisors have been changed to “recommend” that holders consult with their tax advisors.

(c) The last sentence of the section “Market Information”, relating to the price of the Company’s securities on June 14, 2006, has been replaced with the following sentence:

“On June 28, 2006 the high and low price per ordinary share on the JSE was R9.40 and R9.06, respectively, and the high and low price on the Nasdaq Capital Market was $1.29 and $1.22, respectively.”

The information in the last row of the table in the section “Exchange Rate Information” has been replaced with the following information:

Month	High	Low	Average	Period End
June 2006 (through June 28, 2006)	7.4300	6.6340	6.9497	7.2100

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated June 16, 2006, as amended on June 30, 2006.

(a)(1)(ii)	Letter of Transmittal, dated June 16, 2006.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Announcement of DRDGOLD Limited, dated June 30, 2006.

(b)	None.

(c)	None.

(d)	Form of Indenture.*

(g)	None.

(h)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRDGOLD LIMITED

/s/ J. Sayers
Name:	John Sayers
Title:	Chief Financial Officer

Date: June 30, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated June 16, 2006, as amended on June 30, 2006.

(a)(5)(i)	Announcement of DRDGOLD Limited, dated June 30, 2006.